Annex G

27 Bld. 6, Pokrovka St.,
Moscow 105062 Russia
Tel: (7-095) 777-8877
Fax: (7-095) 777-8876

Board of Directors
Moscow CableCom Corp.
Dm. Ulyanova Street, 7a
Moscow 117036, Russia

August 27, 2004

Gentlemen:

We understand that Moscow CableCom Corp. ("Company"), ZAO Comcor-TV ("Comcor-TV"), Moskovskava Telecommunikatsionnaya Corporatsiya ("Comcor") and Columbus Nova Investments VIII Ltd. ("Acquirer"), are expected to enter into a set of agreements pursuant to which the Acquirer will buy newly issued shares of Company, and provide it with debt financing (the "Transaction"). Pursuant to the Transaction as described to us by management of Company, we understand that Acquirer will purchase 4,500,000 Series B Convertible Preferred Stock of Company and acquire warrants that will be initially exercisable for 8,238,000 shares of Series B Preferred Stock of Company. As part of the Transaction, Comcor-TV will also receive US$28.5 million term loan facility and US$4 million working capital bridge facility. The terms and conditions of the Transaction are set forth in more detail in the agreements provided to us by Company.

You have asked for our opinion as a professional investment company as to whether the terms of the Transaction are fair from a financial point of view, as of the date hereof.  As you are aware, we were not retained to nor did we advise Company or Acquirer with respect to alternatives to the Transaction or Company's or Acquirer's underlying decision to proceed with or effect the Transaction.

In connection with our opinion, we have performed financial analysis, and among other things: (i) reviewed certain available financial and other data with respect to Company, including the financial statements for recent years and interim periods, and certain other relevant financial and operating data relating to Company made available to us from published sources and from the internal records of Company; (ii) reviewed the financial terms and conditions of the Transaction; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for Company stock; (iv) compared Company from a financial point of view with certain other companies which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations and private financings which we deemed to be comparable, in whole or in part, to the Transaction; (vi) reviewed and discussed with representatives of the management of Company certain information of a business and financial nature regarding Company, furnished to us, including financial forecasts and related assumptions of Company; and (vii) performed such other analyses and examinations as we have deemed appropriate.

In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Company provided to us by its management, we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of its management at the time of preparation as to the future financial performance of Company and that they provide a reasonable basis upon which we can form our opinion.  We have also assumed that there have been no material changes in Company's assets, financial condition, results of operations, business or prospects since the respective dates of its last financial statements made available to us. We have assumed that the Transaction will be consummated in a manner that complies in all respects with applicable laws, rules and regulations.  In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Company. We did not analyze any tax, legal, procedural or any other aspects of the Transaction. Neither this opinion nor the information contained herein constitute a broker's recommendation nor an offer or invitation to make an investment in Company and/or subsidiaries, nor should it form the basis for any investment, divestment or consolidation decision or any business decision. It is responsibility of any interested party to make its own decision on any investment, divestment or consolidation of any other business decision and we may not incur responsibility or liability for any consequences of action or inaction based on this opinion.  Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date thereof.

We have further assumed with your consent that the Transaction will be consummated in accordance with the agreements provided to us, without any further amendments thereto, and without waiver by Acquirer and Company of any of the conditions to their obligations thereunder.

Based on performed analysis and based upon the foregoing and in reliance thereon, it is our opinion that the terms of the Transaction are fair to Company and its shareholders from a financial point of view, as of the date hereof.

We are rendering a fairness opinion to the Board of Directors of Company in connection with the Transaction and will receive a fee for our services. This opinion is not a recommendation to any shareholders as to how such shareholder should vote with respect to the Transaction. Under no circumstances is this opinion to be used or considered as an offer, solicitation, or recommendation to sell, or a solicitation of any offer to buy any security. Further, this opinion addresses only the financial fairness of the terms of the Transaction to Company and its shareholders and does not address the relative merits of the Transaction and any alternatives to the Transaction, Company's or Acquirer's underlying decision to proceed with or effect the Transaction, or any other aspect of the Transaction.

Very truly yours,

/s/ Alexander Kandel
Alexander Kandel
CEO
Aton LLC